EXHIBIT 99.39

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ(OTC):GMLRF / BSX:GL7

November 22, 2002
News Release #20-2002	Issued: 36,737,516 Shares

PINCOCK ALLEN & HOLT SUPPLEMENTAL STUDY SETS GAMMON LAKE’S
SHARE OF CASH FLOWS AT CDN $0.42-CDN $0.58/SHARE AT OCAMPO PROJECT
New Cash Flow Report Is Based On Known Extent Of Project Resources At That Time.
All The 2002 Highgrade Exploration And Development Programs Not Yet Factored Into Analysis

Pincock Allen & Holt (PAH) of Lakewood Colorado, has provided Gammon Lake Resources Inc. (TSX:GAM) with a supplementary cash flow study for Gammon’s Ocampo gold/silver project in Chihuahua Mexico. The new report is a supplement to a preliminary assessment/scoping study prepared by PAH on April 8, 2002 and earlier reported by Gammon (Press Release #8-2002).

The current PAH supplementary report, based on data available only up to April 8th, 2002, shows that Gammon’s share of cash flow from its forty percent (40%) interest in the Gammon/Bolnisi joint venture area at Ocampo, and from its one hundred percent (100%) owned high grade underground project exploration area at Ocampo translates at production into a cash flow of CDN$0.42/share in Year 1, based on 36.7 million shares currently outstanding at a US $300/oz gold price. Gammons share of the cash flow rises to CND$0.56/share in each of Years 2 and 3, and to CDN$ 0.58/share in each of Years 4 and 5 (see table below).

The supplemental PAH report predicts an internal rate of return (IRR) to Gammon of one hundred thirty-nine percent (139%) with a six month payback period. Cash operating costs are projected to average US $127.61 per ounce over the first six years of production. The full report, upon which these conclusions are based, as released on April 8th, 2002, is available at www.sedar.com.

The following table outlines the Gross Revenues, Cash Operating Costs, Cash Costs as well as Net Operating Cash Flow and Cash Flow per share before tax:

Gammon Lake's Projected Share of Production, Operating Costs and Cash Flows
	Year 1*	Year 2	Year 3	Year 4	Year 5	Year 6
Ounces Gold	33,600	48,500	48,700	48,700	48,100	41,000
Ounces Silver	1,522,000	2,134,000	2,134,000	2,134,000	2,134,000	1,861,000
Ounces Equivalent Gold	57,000	81,000	81,000	81,000	81,000	70,000
Ounces Equivalent Silver	3,713,000	5,297,000	5,310,000	5,310,000	5,271,000	4,535,000
Gross Revenue $	17,081,000	24,366,000	24,426,000	24,426,000	24,246,000	20,861,000
Cash Operating Costs $	7,133,000	10,768,000	10,661,000	10,307,000	10,074,000	8,337,000
Cash Costs per Ounce Equivalent Gold $	125	133	132	127	124	119
Soyopa royalty payment $		400,000	400,000	400,000	400,000	400,000
Net operating cash flow $	9,948,000	13,198,000	13,365,000	13,719,000	13,772,000	12,124,000
Projected Cash Flow per Share C$	0.42	0.56	0.56	0.58	0.58	0.51

All dollar amounts in US dollars Except Cash Flow Per Share in CDN dollars Exchange rate C$1.55 = US$1.00 Current Shares Outstanding – 36,737,516
*Excludes one-time $US 1.5 million capital expenditure

Pincock Allen and Holt utilized the following assumptions in the preparation of the cash flow study:

•	Gold price -$300
•	Silver price - 4.60
•	Gold recovery - 88%
•	Silver recovery - 73%
•	Open Pit – 1.26 mm tonnes per year
•	Open Pit Grades – 1.81 g/t gold, 87 g/t silver
•	Underground – 350 tonnes per day
•	Underground grades – 7.28 g/t gold, 428 g/t silver
•	Capital Requirements for Underground Mine and Plant – $7,687,000
•	Working Capital — $1,000,000

The Company’s management emphasizes that the cash flow and IRR calculations analyses are based solely upon project data available prior to April 8th, 2002, and represent a snapshot of the project’s potential only in the early stages of the Ocampo’s development. The PAH report does not take into account the extensive high grade drill results now accumulating from the Company’s current ongoing 25,000 meter drilling program on its one hundred percent (100%) owned underground project area. Nor do these reports factor in the advanced feasibility stage development at the Gammon/Bolnisi joint venture project at Ocampo.

Management of the company is highly optimistic that it will achieve significant expansion of project values through ongoing intensive exploration and development, with the objective of strongly expanding on earlier scoping study results. At the same time, the exceptional economics and cash flows shown by Ocampo, even in its early stages, as above, is gratifying to management.

Bolnisi Gold, Gammon’s joint venture partner on a portion of the Ocampo project, is now completing a final feasibility study and is also evaluating the potential of a milling process at Ocampo, versus a heap leach operation. Results of this analysis will be released upon completion of final feasibility. The impressive IRR projected by PAH for Gammon, reflects the fact that Bolnisi Gold must place, at its sole expense, the open pit joint venture portion of the project into production at a rate of not less than 1,250,000 tonnes per year of ore processed to earn its sixty percent (60%) interest. This must be achieved by September 2003, or Bolnisi will be subject to a $100,000 per month penalty; and in any event, Bolnisi must have the open pit joint venture project in production at the above level by February 2004 or it will not earn its interest. Gammon’s capital costs of US$7.2 million relates only to Gammon’s 100% owned northeast portion of the Ocampo project. This portion of the Ocampo project could increase substantially with Gammon’s ongoing and accelerated current exploration and drilling program.

All of Gammon Lake’s analytical work was performed by ALS Chemex, Vancouver, Canada, employing conventional fire assay analysis techniques.

Pincock Allen & Holt has conducted a review of the current drill program plan and objectives and the results of data obtained to date and a site visit to observe drilling practices and sampling procedures. Mr. Gerald D. Crawford, P.E., Principal mine engineer and Ms. Susan R. Poos, P.E., Senior Mining Engineer, of Pincock Allen & Holt are the qualified persons responsible for the technical data reported in this news release.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.